

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

Via E-mail
John P. Sharp
Vice President, Finance and Chief Financial Officer
Ligand Pharmaceuticals Incorporated
11119 North Torrey Pines Road, Suite 200
La Jolla, CA 92037

> **Re:** **Ligand Pharmaceuticals Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 001-33093**

Dear Mr. Sharp:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Charles Berkman
        Vice President, General Counsel and Secretary
        Ligand Pharmaceuticals Incorporated
        11119 North Torrey Pines Road, Suite 200
        La Jolla, CA 92037